UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Teledyne Technologies Incorporated
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	1-15295 (Commission File Number)	25-1843385 (I.R.S. Employer Identification No.)

1049 Camino Dos Rios Thousand Oaks, California (Address of principal executive offices)	91360 (Zip Code)

Melanie S. Cibik, (805) 373-4545
(Name and telephone number of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Item 1.01. Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Teledyne Technologies Incorporated (the “Company”) has determined that columbite-tantalite (tantalum), casserite (tin), gold or wolframite (tungsten) (“conflict minerals”) are necessary to the functionality or production of the products manufactured by Company or contracted by the Company to be manufactured. The Company conducted a reasonable country of origin inquiry to determine whether in the 2019 calendar year the conflict minerals necessary to the functionality or production of a product manufactured by the Company or contracted by the Company to be manufactured originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). After the reasonable country of origin inquiry the Company had reason to believe that its necessary conflict minerals may have originated in the Covered Countries and had reason to believe that they may not be from recycled or scrap sources. As a result, the Company conducted due diligence on the source and chain of custody of those conflict minerals as described in the Conflict Minerals Report filed as Exhibit 1.01 to this Form SD. A copy of the Conflict Minerals Report also can be found on the Company’s website at http://www.teledyne.com/about-us/corporate-responsibility

Item 1.02. Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Item 2.01. Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Forward Looking Statements
This Specialized Disclosure Report on Form SD, including the Conflict Minerals Report exhibit, contains forward-looking statements that are based upon management’s expectations and beliefs concerning future events impacting the Company’s conflict minerals compliance and reporting program and use of conflict minerals. Forward-looking statements by their nature address matters that are, to different degrees, uncertain and often contain words such as “may”, “could”, “expect”, “intend”, “plan”, “seek”, “estimate”, “believe”, “predict”, “potential” or “continue”. Certain matters contained herein concerning the future, including risk mitigation steps, constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events. There can be no assurance that these future events will occur as anticipated. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. Readers are urged to read the Company’s periodic reports filed with the Securities and Exchange Commission (“SEC”) for a more complete description of the company, its businesses, its strategies and the various risks that the company faces. Various risks are identified in Teledyne’s 2019 Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q. The company assumes no duty to publicly update or revise any forward-looking statements, whether as a result of new information or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TELEDYNE TECHNOLOGIES INCORPORATED

By: /s/ Melanie S. Cibik
Melanie S. Cibik
Senior Vice President, General Counsel, Chief Compliance Officer and Secretary

Dated May 26, 2020